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                        March 28, 2024

       Kiran Asarpota
       Chief Operating Officer
       ASLAN Pharmaceuticals Ltd
       3 Temasek Avenue
       Level 18 Centennial Tower
       Singapore 039190

                                                        Re: ASLAN
Pharmaceuticals Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed March 25,
2024
                                                            File No. 333-278217

       Dear Kiran Asarpota:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Carlos Ramirez